Exhibit 99(8)(c)(iii)

Revenue Sharing Agreement (Participation Agreement)

Columbia Management Investment Distributors, Inc.

This agreement is made as of December 15, 2015 between Columbia Management Investment Distributors, Inc., a Delaware corporation (“CMID”) and CUNA Brokerage Services, Inc., a Wisconsin corporation (“Company”).

Preliminary Statement

Company has entered into a participation agreement (“Participation Agreement”) with CMID pursuant to which shares of the portfolios of certain variable insurance trusts offered by CMID (the “Fund”) are made available as investment options under certain variable annuity contracts and variable life insurance policies issued by Company (“Variable Contracts”). From time to time, Company is designated as dealer of record on certain accounts holding fully paid (or settled) shares of the Funds (“Company Accounts”) maintained with Columbia Management Investment Services Corp. (“CMIS”), transfer and shareholder servicing agent of the Funds.

In consideration for the services Company will provide described below, CMID has agreed to pay, or cause an affiliate to pay, Company the amounts described herein from the date first written above until termination of this Agreement.

CMID and Company hereby agree as follows:

1.       Fees.   CMID shall pay or arrange to pay Company the payments calculated as specified in Exhibits A and B and at the time specified in the Exhibits.

2.       Services.   In consideration of the fees referenced above, Company agrees to provide to CMID and the Funds servicing and sales support, including without limitation some or all of the following:

(a)	providing access to Company’s distribution platform and allowing CMID to educate Company’s sales representatives about the Funds;

(b)	communicating appropriate policies and procedures relating to the Funds to the Company’s sales representatives;

(c)	providing detailed sales information identifying Company’s offices and representatives accounting for significant fund sales; and

(d)	assisting and facilitating new product approval.

3.       Registration and Identification of Company Accounts.

CMID agrees to cause CMIS promptly to follow all reasonable and customary instructions received by CMIS in good form instructing CMIS to designate Company as the dealer of record on specific Fund accounts. However, when CMID calculates any

Revenue Sharing Agreement (Participation Agreement)

fees payable to Company under this Agreement, CMID will consider as “Company Accounts” only those accounts on CMIS’s records as to which Company is actually designated as dealer of record as of the calculation date.

4.       Other Obligations of Company.

Proprietary assets maintained in the Funds’ shares on behalf of Company or any affiliate, parent or subsidiary of Company shall be excluded from the calculation of assets under management for purposes of determining payments due to Company hereunder. Company shall provide prior notice of such investments. By accepting the payments with respect to the Funds, Company agrees that it will not pass on any portion of such payments to its customers. To the extent Company passes on any portion of such payments to another entity, Company will take all reasonable steps to ensure that the entity does not pass on any portion of such payments to its or Company’s customers. Company agrees that it will disclose its receipt of fees to its customers with respect to investments in the Funds in accordance with applicable law and regulation and the rules of the FINRA. Company agrees that CMID may except certain of the assets Company’s customers maintained in the Funds from the assets under management calculation as long as both parties first agree to the exception. Company agrees to comply with the terms of all applicable offering documentation (including prospectuses and statements of additional information) in providing the services contemplated by this Agreement. CMID shall not be obligated to make any payments under this Agreement unless all applicable offering documentation discloses, to the extent required by applicable law, that CMID will make payments for the types of services described herein.

5.       Term; Termination. This Agreement:

(a)	shall continue in effect unless terminated;

(b)	may be terminated by CMID or by Company at any time upon seven days’ prior notice; and

(c)
may be terminated immediately by a party if such party determines that any fee payable under this Agreement should not be paid because of any effective law, rule or regulation, or order of any court or regulatory entity, governing the business of that party.

6.       Notices.  All notices relating to this Agreement must be delivered in writing to the addresses shown below or such other address as a party may specify by notice:

To Company:
CUNA Brokerage Services, Inc.
5910 Mineral Point Road
Madison, WI 53705
Attn: Office of General Counsel

Revenue Sharing Agreement (Participation Agreement)

To CMID:
Columbia Management Investment Distributors, Inc.
225 Franklin Street
Boston, MA 02110
Attn.: Managing Director
with a copy: Attn.: Chief Counsel

7.	Miscellaneous. This Agreement:

	(a)	may not be assigned, except that CMID may assign it to any successor distributor of the Funds;

	(b)	may be executed in counterparts, all of which together shall constitute the same agreement;

	(c)	shall be governed by the internal laws of Massachusetts without reference to conflict of law principles;

	(d)	cannot be changed except by a written agreement signed by all parties;

	(e)	represents the entire agreement among the parties concerning its subject matter (other than any applicable Participation Agreement); and

	(f)	supersedes all prior arrangements or agreements among the parties concerning its subject matter (other than any applicable Participation Agreement).

Revenue Sharing Agreement (Participation Agreement)

      Executed as of the date first set forth above.

COLUMBIA MANAGEMENT INVESTMENT DISTRIBUTORS, INC.

By:	/s/Joe Kringdan
Name: Joe Kringdan
Title: Managing Director

CUNA BROKERAGE SERVICES, INC.

By:	/s/Timothy S. Halevan
Name: Timothy S. Halevan
Title: President, VP, Chief Compliance Officer

Revenue Sharing Agreement (Participation Agreement)

Exhibit A

Fees Based on Assets

CMID or its affiliates shall pay Company a quarterly fee at the annual rate of 0.20% of the net asset value of all shares in Company Accounts on the books of CMIS that have been outstanding for at least twelve months as of the end of such quarter (the “Asset Base”), valued as of the close of business on the last day of the quarter.

For purposes of this Exhibit A, the Asset Base shall exclude shares of index funds and shares of money market funds.

CMID or its affiliates will make each quarterly payment of asset-based fees due under this Agreement within 60 days of the end of the applicable calendar quarter. Payment of asset-based fees under this Exhibit A shall continue for so long as the Asset Base remains in Company Accounts and this Agreement is in effect, unless applicable law shall prohibit such payments.